SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2017

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

  Standard Form TR-1

 Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the Central Bank of Ireland)i

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii: Ryanair Holdings plc
2. Reason for the notification (please tick the appropriate box or boxes):
[X] An acquisition or disposal of voting rights
[ ] An acquisition or disposal of financial instruments
[ ] An event changing the breakdown of voting rights
[ ] Other (please specify)iii:

3. Details of person subject to the notification obligationiv :
Name: The Capital Group Companies, Inc.		City and country of registered office (if applicable): Los Angeles, California 90071 U.S.A.
4. Full name of shareholder(s) (if different from 3.)v: See Box 10
5. Date on which the threshold was crossed or reachedvi: 24 August 2017
6. Date on which issuer notified: 25 August 2017
7. Threshold(s) that is/are crossed or reached: Above 14% - Aggregate of voting rights from shares by Capital Research and Management Company (see box 10)
8. Total positions of person(s) subject to the notification obligation:
	% of voting rights attached to shares (total of 9.A)	% of voting rights through financial instruments(total of 9.B.1 + 9.B.2)	Total of both in % (9.A + 9.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	14.01%	0.00%	14.01%	1,194,045,236
Position of previous notification (if applicable)	14.03%	0.00%	14.03%

9. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii:
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix			% of voting rights
	Direct		Indirect	Direct	Indirect
Ordinary Shares (ISIN: IE00BYTBXV33)			394,527		0.03%
ADRs (ISIN: US7835132033)			166,833,255		13.97%

SUBTOTAL A			167,227,782		14.01%

B 1: Financial Instruments according to Regulation 17(1)(a) of the Regulations
Type of financial instrument	Expirationdatex		Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
Not applicable

			SUBTOTAL B.1

B 2: Financial Instruments with similar economic effect according to Regulation 17(1)(b) of the Regulations
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights

			SUBTOTAL B.2

10. Information in relation to the person subject to the notification obligation

[ ] Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.xiii

[ X ] Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv:

Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
The Capital Group Companies, Inc. Holdings by CG Management companies are set out below:	14.66%	0.00%	14.66%
Capital Research and Management Company1	14.01%	0.00%	14.01%
Capital Guardian Trust Company2
Capital International, Inc.2
Capital International Limited2
Capital International Sárl2
1. Wholly Owned subsidiary of The Capital Group Companies, Inc. 2. Wholly owned indirect subsidiaries of Capital Research and Management Company
11. In case of proxy voting: [name of the proxy holder] will cease to hold [% and number] voting rights as of [date]

12. Additional informationxvi:
Done at Los Angeles, California on 25 August 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 29 August, 2017

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary